Mail Stop 3561

July 25, 2006

<u>Via Fax & U.S. Mail</u>

Mr. William Guzik
Senior Vice President and Chief Financial Officer
1300 Arlington Heights Road
Itasca, Illinois 60143

      Re: Midas, Inc.
               Form 10-K for the year ended December 31, 2005
               Filed March 16, 2006
               File No. 001-13409

Dear Mr. Guzik:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Joseph A. Foti
                    Senior Assistant Chief Accountant